FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Red Pine Petroleum Ltd. (the "Corporation" or "Issuer")
620 - 650 West Georgia Street

Vancouver, British Columbia
V6B 4N9

Item 2: Date of Material Change

April 8, 2021.

Item 3: News Release

A news release was issued and disseminated on April 8, 2021 and filed on SEDAR at www.sedar.com, a copy of which is attached hereto as Schedule "A".

Item 4: Summary of Material Change

Vancouver, British Columbia, April 8, 2021 - Red Pine Petroleum Ltd. ("Red Pine" or the "Company") is pleased to announce that it has entered into a definitive business combination agreement dated April 8, 2021 (the "Business Combination Agreement") with HB2 Origination, LLC ("Origination"), pursuant to which, among other things, Origination will complete a reverse take-over of Red Pine (the "Proposed Transaction") and the securityholders of Origination will hold substantially all of the outstanding securities of Red Pine following completion of the Proposed Transaction (the "Resulting Issuer" or "Alpine"). The Resulting Issuer will carry on the business of Origination as "Alpine Summit Energy Partners, Inc." and has applied for a listing on the TSX Venture Exchange (the "Exchange"), with the ticker ALPS.V.

Item 5.1: Full Description of Material Change

See attached news release at Schedule "A" to this report.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Richard Paolone

Chief Executive Officer & Director

T: 416-258-3059

E: richard@paolonelaw.ca

Item 9: Date of Report

This report is dated as of the 8th day of April, 2021.

Schedule "A"

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

RED PINE ANNOUNCES

DEFINITIVE AGREEMENT FOR PROPOSED REVERSE TAKEOVER

Vancouver, British Columbia, April 8, 2021 - Red Pine Petroleum Ltd. ("Red Pine" or the "Company") is pleased to announce that it has entered into a definitive business combination agreement dated April 8, 2021 (the "Business Combination Agreement") with HB2 Origination, LLC ("Origination"), pursuant to which, among other things, Origination will complete a reverse take-over of Red Pine (the "Proposed Transaction") and the securityholders of Origination will hold substantially all of the outstanding securities of Red Pine following completion of the Proposed Transaction (the "Resulting Issuer" or "Alpine"). The Resulting Issuer will carry on the business of Origination as "Alpine Summit Energy Partners, Inc." and has applied for a listing on the TSX Venture Exchange (the "Exchange"), with the ticker ALPS.V.

Origination is a Nashville, TN based energy developer and financial company, with operations in Houston, TX. Origination is focused on maximizing return on equity in order to grow shareholder value and distributions.

"When we started this company four years ago, we wanted to apply a methodology we gleaned from the real estate industry associated with optimizing capital velocity," said Craig Perry, the Founder and Chief Executive Officer of Origination. "We never could have foreseen both the difficult operating environment that our business model endured as well as the immense opportunity set that we now have ahead of us. Our growth to date is a testament to the team, the validity of the business model, and the support from our partners. The Proposed Transaction is a natural progression for our business that will facilitate continued innovation and growth."

The Proposed Transaction

It is intended that, pursuant to the Business Combination Agreement and in connection with the consummation of the Proposed Transaction, Red Pine will complete a reorganization (the "Reorganization") that will include:

• a consolidation of its existing common shares ("Shares");

• amendments to its Articles so that (a) the Shares will have special rights and restrictions and be renamed "Class A Subordinate Voting Shares" (the "Subordinate Voting Shares"), (b) a new class of shares is created consisting of an unlimited number of "Class B Multiple Voting Shares" ("Multiple Voting Shares") having special rights and restrictions, and (c) a new class of shares is created consisting of an unlimited number of "Class C Proportionate Voting Shares" (the "Proportionate Voting Shares") having special rights and restrictions;

• cancellation of all outstanding warrants; and

• changing its name to "Alpine Summit Energy Partners, Inc.".

In connection with the Proposed Transaction, certain Origination unit holders will exchange their units for Subordinate Voting Shares or Multiple Voting Shares of the Resulting Issuer and, in accordance with his plans to remain a long-term holder of Alpine, Mr. Perry will subscribe for and hold Proportionate Voting Shares, which will represent voting rights for approximately 40% of the Resulting Issuer's outstanding shares.

The Proposed Transaction is expected to close in Q2 2021 and is subject to the conditions set out in the Business Combination Agreement, including obtaining the requisite approval of Red Pine's shareholders to those aspects of the Reorganization that require shareholder approval.

It is intended that a concurrent private placement (the "Financing") of subscription receipts (the "Subscription Receipts") be completed through a special purpose vehicle to accredited investors. The Subscription Receipts are proposed to ultimately be exchanged, upon the satisfaction of certain conditions, for Subordinate Voting Shares and Multiple Voting Shares in connection with the Proposed Transaction on a one-for-one basis.

Following completion of the Proposed Transaction and without including the impact of the Financing, former Red Pine shareholders are expected to hold approximately 1.4% of the Subordinate Voting Shares of the Resulting Issuer. Further details of the Proposed Transaction will be included in disclosure documents (which will include business and financial information with respect to Origination and the Resulting Issuer) to be filed by Red Pine in connection with the Proposed Transaction. It is anticipated that a special shareholders' meeting of Red Pine (the "Meeting") to approve, among other matters, certain matters related to the Reorganization and any other necessary matters in connection with the Proposed Transaction, will take place in May 2021.

Listing

An application has been made to list Alpine's Subordinate Voting Shares on the TSX Venture Exchange (the "Exchange") upon completion of the Proposed Transaction (under the symbol "ALPS"). The listing will be subject to satisfying all of the Exchange's initial listing requirements.

The parties intend to apply to the Exchange for an exemption from the applicable sponsorship requirements. In the event a waiver is not available, Origination has engaged Eight Capital, a leading Canadian independent investment dealer, to act as sponsor.

Directors and Officers

Concurrent with the completion of the Proposed Transaction, all directors and officers of Red Pine will resign and be replaced by nominees put forth by Origination. The board of directors of the Resulting Issuer will consist of five directors, including Mr. Perry as Chairman. The following individuals, as well as a Chief Financial Officer with appropriate industry and Canadian reporting experience, are expected to be appointed as the officers of the Resulting Issuer following completion of the Proposed Transaction:

Craig Perry, Chief Executive Officer and Chairman of the Board

Mr. Perry is currently the Chief Executive Officer of Origination. Mr. Perry has experience as both an operator and investor across a variety of industries including energy, real estate and retail. Mr. Perry is an owner of Cortland Partners, a multifamily real estate company. Mr. Perry has held senior investment roles at Panning Capital, Sabretooth Capital, Swiss Re and Credit Suisse with a focus on equities and distressed credit. He has previously served as a board member for Brookfield's DTLA Office Trust and Cortland Partners. Mr. Perry graduated summa cum laude from Princeton University with an A.B. in Economics.

William Wicker, Chief Investment Officer

Mr. Wicker is currently the Chief Investment Officer of Origination. Prior to that, Mr. Wicker was a Senior Analyst at Panning Capital specializing in energy. Before that, he worked in Distressed Trading at JPMorgan as a desk analyst. Earlier in his career, Mr. Wicker was an investment banking Analyst at Goldman Sachs in the Financial Institutions Group. Mr. Wicker holds a B.A. in Philosophy from Yale University, an MSC in Sociology from Oxford University and an M.B.A. from Stanford Graduate School of Business.

Michael McCoy, Chief Operating Officer

Mr. McCoy is currently the Chief Operating Officer of Origination. He has 35 years of domestic and international upstream experience and is a petroleum engineer with an extensive background in drilling, completions, production, and reservoir engineering. Mr. McCoy is a recognized expert in hydraulic fracturing. Prior to joining Origination, he was a founder and Managing Member of Emergency Site Protection, LLC. Before founding Emergency Site Protection, Mr. McCoy was a senior partner at Ely & Associates and Senior Vice President and COO of South Texas Consolidated Energy. Prior to this, he served as Senior Vice President and COO of Momentum Production, Inc. From 1993 to 2006, Mr. McCoy was a senior petroleum engineer for Maersk Oil. He is an active member in the Society of Petroleum Engineers and is a registered professional engineer in the state of Texas. He is also a 1983 graduate of Texas A&M University with a B.S. in Petroleum Engineering.

Chrystie Holmstrom, Chief Legal Officer

Ms. Holmstrom is currently the Chief Legal Officer of Origination. She has over 15 years of legal experience, first as a corporate associate at the New York law firm of Cravath, Swaine and Moore LLP and later as an in-house attorney at Ziff Brothers Investments, a private family investment company based in New York City. Ms. Holmstrom holds a B.A. in English from Yale College, a B.A. in Economics from the University of Cambridge and a J.D. from Harvard Law School.

Reagan Brown, Chief Administrative Officer

Mr. Brown is currently the Chief Administrative Office of Origination. He has over 15 years of management and operating experience at Fortune 500, middle market and early-stage companies. He started his career in the Mergers & Acquisitions Group at Banc of America Securities. Mr. Brown holds a BBA in Finance from Southern Methodist University and an M.B.A. from the Darden School at The University of Virginia.

About Origination

HB2 Origination, LLC is a US based company that operates oil and gas assets in the Austin Chalk and Eagle Ford formations in the Giddings Field near Austin, Texas.

For further information please contact the Company at 416.258.3059 or by email (richard@paolonelaw.ca).

On behalf of the Board of Directors of Red Pine Petroleum Ltd.

Richard Paolone

CEO and Director

All information contained in this news release with respect to Origination and Alpine was supplied by Origination for inclusion herein and the Company has relied on the accuracy of such information without independent verification.

As noted above, completion of the Proposed Transaction is subject to a number of conditions, including but not limited to, approval by the Company's shareholders of certain aspects of the Reorganization and the Subordinate Voting Shares of the Resulting Issuer being listing on the Exchange. There can be no assurance that the Proposed Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular of Red Pine for the Meeting or the listing application of the Resulting Issuer to be prepared in connection with the Proposed Transaction, any information released or received with respect to the Proposed Transaction may not be accurate or complete and should not be relied upon.

Neither the TSX Venture Exchange nor any securities regulatory authority has in any way passed upon the merits of the Proposed Transaction nor accepts responsibility for the adequacy or accuracy of this news release.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities under the Financing in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Red Pine's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Red Pine's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, information concerning the Proposed Transaction and the Financing, expectations regarding whether the Proposed Transaction will be consummated, including whether conditions to the consummation of the Proposed Transaction will be satisfied, the timing for holding the Meeting and the timing for completing the Proposed Transaction, expectations for the effects of the Proposed Transaction or the ability of Resulting Issuer to successfully achieve business objectives, expectations regarding whether the Financing will be consummated, and expectations regarding other economic, business, and/or competitive factors.

By identifying such information and statements in this manner, Red Pine is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Red Pine (or the Resulting Issuer) to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Red Pine has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: the ability to consummate the Proposed Transaction and the Financing; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the Proposed Transaction on the proposed terms and schedule; the ability to satisfy the conditions to the consummation of the Financing or to the conversion of the Subscription Receipts; the potential impact of the announcement or consummation of the Proposed Transaction on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

Although Red Pine believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward- looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Red Pine does not undertake to update any forward-looking information and/or forward- looking statements that are contained or referenced herein, except in accordance with applicable securities laws.